Exhibit 99.2

QIAGEN and EQT Private Equity announce agreement on a recommended voluntary all-cash public takeover offer

•	QIAGEN and EQT Private Equity agree on an all-cash public takeover offer for all outstanding QIAGEN shares at an offer price of €46.50 per share, a premium of 40.3% to the unaffected share price

•	Following a comprehensive review of strategic options, QIAGEN’s Supervisory Board and Managing Board fully support the transaction and agreed to unanimously recommend acceptance of the Takeover Offer

•	QIAGEN to be better positioned to deliver on its full potential in a private setting, while shareholders benefit from an attractive all-cash premium and certain value

•	Closing expected in mid-2027, subject to, inter alia, a minimum acceptance threshold of 50% of the outstanding share capital plus one QIAGEN share and customary regulatory clearances

Venlo and Amsterdam, the Netherlands, 21 October 2026 – QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) (“QIAGEN” or the “Company”) and the EQT XI fund (“EQT Private Equity”) today announced an agreement under which Crown NL Bidco B.V. (the “Bidder”) announced its decision to make an all-cash voluntary public takeover offer for the acquisition of all outstanding QIAGEN shares at €46.50 per share (the “Takeover Offer”).

The Bidder is a holding company indirectly controlled by EQT XI fund with further indirect participations held by co-investors Luxinva S.A. (a wholly-owned subsidiary of the Abu Dhabi Investment Authority (ADIA)), and CPP Investment Board Europe Inc. (a wholly-owned subsidiary of Canada Pension Plan Investment Board (CPP Investments)). EQT Private Equity is managed and controlled by affiliates of EQT AB with registered seat in Stockholm, Sweden (“EQT”).

The Takeover Offer follows a comprehensive review by QIAGEN’s Supervisory Board and Managing Board (together the “QIAGEN Boards”) that assessed QIAGEN’s strategic prospects and included discussions with both strategic and financial parties. The QIAGEN Boards believe the transaction will provide the best environment for QIAGEN’s next growth phase, giving QIAGEN greater flexibility to invest for the long term under private ownership while providing shareholders with attractive and certain cash value.

The Bidder will offer QIAGEN shareholders €46.50 in cash for each QIAGEN share (the “Offer Price”), which represents an attractive premium of 40.3% to the XETRA closing price of €33.15 per QIAGEN share on 8 July 2026, the last trading day prior to the publication of market reports regarding takeover interest from private equity firms, and 46.9% to the three-month volume-weighted average price (VWAP) on XETRA of €31.66 per QIAGEN share up to and including 8 July 2026.

The transaction values QIAGEN at approximately €10.8 billion in enterprise value (approximately $12.1 billion at current exchange rates, including approximately $1.1 billion of net debt).

Strategic review supports proposed transaction and partnership with EQT Private Equity

The QIAGEN Boards unanimously concluded that the transaction is in the best interest of QIAGEN and its business, taking into account the interests of QIAGEN's stakeholders.

Stephen H. Rusckowski, Chairman of the Supervisory Board of QIAGEN, said: “This transaction offers shareholders compelling value while positioning QIAGEN for its next phase of development under private ownership. After considering QIAGEN’s stand-alone strategic prospects and the alternatives available through discussions with strategic and financial parties, we unanimously concluded that this is the best path forward for QIAGEN, its shareholders and other stakeholders.”

Jonathan M. Pratt, Chief Executive Officer of QIAGEN, said: “Since joining QIAGEN, I have seen firsthand the quality of our people, technologies and customer relationships. I also see clear opportunities to build on those strengths and do more for customers. Under private ownership, we can move faster and have greater freedom to put resources behind the most attractive opportunities that align best with our long-term strategy. That can help us grow the business in line with our priorities and create more opportunities for our people to innovate, develop their careers and help shape the future of QIAGEN.”

Roland Sackers, Chief Financial Officer of QIAGEN, said: “This agreement provides our shareholders with an attractive premium while giving QIAGEN a strong partner that shares our strategic priorities and vision for the future. With EQT’s support and resources, we will strengthen our ability to pursue new opportunities and expand our capabilities, building on the excellent foundation our teams have created.”

Matteo Thun-Hohenstein, Partner at EQT, said: “QIAGEN is an outstanding global leader in the life science tools and diagnostics market. We have closely followed the Company for many years and long admired the long-standing reputation and positive impact of its products and services, enabling customers to advance cutting-edge science, improve patient outcomes and gain valuable insights from biological samples. QIAGEN’s management team and employees have built an exceptional company with a portfolio of highly attractive products and respected brands, strong market positions and considerable technical expertise. EQT brings deep sector experience, a global network and operational capabilities, and we are proud to partner with QIAGEN’s highly talented and capable employees to further invest in QIAGEN’s continued product innovation and growth.”

Michael Bauer, Global Co-Head of Healthcare at EQT, said: “This is a landmark transaction for EQT and a powerful reflection of the deep sector understanding, investment experience and network of expertise we have built over the last three decades. QIAGEN sits at the heart of modern life sciences and diagnostics, and we are thrilled to partner with it. We are proud to be investing alongside ADIA and CPP Investments, whose long-term perspective and experience with large-scale transactions make them outstanding partners.”

Long-term ownership to support QIAGEN's strategy

As part of the Business Combination Agreement (the “BCA”), EQT Private Equity has agreed to support QIAGEN's long-term development, including commitments relating to QIAGEN's strategy, business, key brands, operational footprint, R&D activities, employee arrangements, prudent financing and culture of excellence. Following completion of the transaction, QIAGEN will continue to operate under the QIAGEN name and brand.

EQT is one of the world’s leading active ownership investors, with €354 billion in assets under management and a three-decade track record of developing and future-proofing companies. EQT brings deep healthcare and life sciences experience, supported by around 100 investment professionals across 15 countries, with over €30bn invested across more than 210 companies in Healthcare globally. Its current and former portfolio companies include SPT Labtech, Galderma, Parexel, Aldevron, Dako and HemoCue. These investments underscore strong sector experience across life sciences that are complementary to QIAGEN’s business focus.

Transaction summary and approvals

The QIAGEN Boards unanimously approved the BCA and support the transaction.

The QIAGEN Boards have carefully considered the Takeover Offer and certain corporate measures to be implemented after closing of the Takeover Offer that will enable the Bidder to acquire full ownership of the entire business of QIAGEN (the “Post-Closing Measures”).

Under the terms of and subject to the conditions of the BCA, the QIAGEN Boards will recommend that QIAGEN shareholders tender their shares into the Takeover Offer and vote in favor of the resolutions relating to the Post-Closing Measures and associated governance matters at an Extraordinary General Meeting to be held during the initial acceptance period (the “EGM”). Their formal recommendation will be published in a position statement after the Bidder publishes the offer document (the “Offer Document”).

The Takeover Offer will be subject to a minimum acceptance threshold of 50% of the Company’s outstanding share capital plus one share, the adoption of certain resolutions at the EGM, including approval of the Post-Closing Measures, the adoption of a separate decision by the QIAGEN Boards to implement the Post-Closing Measures (the “Implementation Decision”), merger control and foreign investment clearances, and certain further conditions, which will be set forth in the Offer Document.

The implementation of the Post-Closing Measures will result in the Bidder acquiring full ownership of the entire business of the Company, and all shareholders of QIAGEN who have not accepted the Takeover Offer receiving a cash distribution in an amount per share equal to the Offer Price less applicable withholding taxes, which may result in a lower net amount being received than if such shareholders had accepted the Takeover Offer. In connection with the implementation of the Post-Closing Measures, the listings of QIAGEN shares on the FSE and the NYSE will be terminated.

Under the BCA, the QIAGEN Boards will take the Implementation Decision if the Post-Closing Measures have been approved at the EGM by at least 80% of the votes cast. Otherwise, the QIAGEN Boards may still take the Implementation Decision if they determine, in accordance with their fiduciary duties, that proceeding with the transaction, including the Post-Closing Measures, is in the best interest of QIAGEN, taking into account the interests of its shareholders and other stakeholders and subject to the support of a substantial majority of its shareholder base.

In determining whether the transaction has the support of a substantial majority of its shareholder base and whether the voting results provide a balanced reflection of the underlying shareholder support, the QIAGEN Boards may consider, amongst other things, the percentage of votes cast in favor of the Post-Closing Measures, attendance at the EGM, as well as the number of votes cast in favor of the Post-Closing Measures by longer-term shareholders compared to those who acquired shares subsequent to the announcement with the aim of frustrating the transaction or pursuing event-driven hedge fund strategies.

Closing of the Takeover Offer is currently expected in mid-2027. If closing has not occurred within 10 months of the date of this announcement because required regulatory approvals remain pending, QIAGEN may elect under the BCA to pay shareholders an interim dividend of up to $0.47 per share. Any such interim dividend would not be deducted from the Offer Price.

Until closing of the Takeover Offer, QIAGEN will continue to operate as an independent company under its current management.

Next steps

The Takeover Offer will be made pursuant to the terms and conditions set out in the Offer Document to be approved by the German Federal Financial Supervisory Authority (“Bafin”). The Offer Document will be published following clearance by Bafin, at which point the acceptance period for the Takeover Offer will commence. On the same date, the Bidder will commence the Takeover Offer in the United States and file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”). The Offer Document (in German and a non-binding English translation) and other information pertaining to the Takeover Offer will be made available in accordance with the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz – WpÜG) on the Bidder’s website at www.eqt-offer.com, and the Schedule TO and related filings will be available through the SEC’s website at www.sec.gov.

Certainty of funds

EQT Private Equity has obtained committed equity and debt financing sufficient to fund the offer consideration and related transaction costs. The transaction is not subject to any financing condition. Morgan Stanley, Jefferies, Deutsche Bank, SMBC, Crédit Agricole and UniCredit are acting as bookrunnners and mandated lead arrangers for the committed debt financing.

Advisors

Moelis & Company LLC and Goldman Sachs Bank Europe SE are serving as financial advisors to QIAGEN, and Perella Weinberg Partners is serving as financial advisor to the Supervisory Board. De Brauw Blackstone Westbroek N.V., Linklaters LLP and Davis Polk & Wardwell LLP are serving as legal counsel to QIAGEN.

Morgan Stanley & Co. International plc (“Morgan Stanley”) and Jefferies LLC (“Jefferies”) are serving as lead financial advisors to EQT Private Equity, and Deutsche Bank is serving as financial advisor. Milbank is serving as lead legal advisor, with Stibbe and Paul, Weiss serving as further legal advisors. Clifford Chance is serving as legal advisor to ADIA and Freshfields as legal advisor to CPP Investments.

Contacts

QIAGEN

Public Relations: pr@QIAGEN.com

Investor Relations: ir@QIAGEN.com

EQT

International media: EQT Press Office press@eqtpartners.com

DACH media: Isabel Henninger, Kekst CNC, isabel.henninger@kekstcnc.com, +49 174 9409955

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is a global leader in Sample to Insight solutions that enable customers to extract and analyze molecular information from biological samples containing the building blocks of life. Our Sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis, while bioinformatics support the interpretation of complex data to deliver actionable insights. Automation solutions integrate these steps into streamlined, cost-effective workflows. QIAGEN serves more than 500,000 customers worldwide in the Life Sciences (academia, pharmaceutical R&D and industrial applications such as forensics) and Molecular Diagnostics (clinical healthcare). As of September 30, 2026, QIAGEN employed about 5,400 people across more than 35 locations. For more information, visit www.qiagen.com.

About EQT

EQT is a purpose-driven global investment organization focused on active ownership strategies. With a Nordic heritage and a global mindset, EQT has a track record of more than three decades of developing companies across multiple geographies, sectors and strategies. EQT has investment strategies covering all phases of a business’ development, from start-up to maturity. EQT has €354 billion in total assets under management (€195 billion in fee-generating assets under management) as of 30 September 2026, within four business segments – Private Capital, Infrastructure, Real Estate and Secondaries.

With its roots in the Wallenberg family’s entrepreneurial mindset and philosophy of long-term ownership, EQT is guided by a set of strong values and a distinct corporate culture. EQT manages and advises funds and vehicles that invest across the world with the mission to future-proof companies, generate attractive returns and make a positive impact with everything EQT does.

The EQT AB Group comprises EQT AB (publ) and its direct and indirect subsidiaries, which include general partners and fund managers of EQT funds as well as entities advising EQT funds. EQT has offices in more than 25 countries across Europe, Asia Pacific, the Americas and the Middle East and has more than 2,000 employees.

More info: www.eqtgroup.com

Follow EQT on LinkedIn, X, YouTube and Instagram

About ADIA

Established in 1976, the Abu Dhabi Investment Authority (“ADIA”) is a globally-diversified investment institution that prudently invests funds on behalf of the Government of Abu Dhabi through a strategy focused on long-term value creation.

For more information:

https://www.adia.ae

For further details, please contact:

Garry Nickson Abu Dhabi Investment Authority

T: +971 2 415 6085 E: Garry.Nickson@adia.ae

About CPP Investments

Canada Pension Plan Investment Board (CPP Investments™) is a professional investment management organization that manages the Canada Pension Plan Fund in the best interests of the more than 22 million contributors and beneficiaries. In order to build diversified portfolios of assets, we make investments around the world in public equities, private equities, real estate, infrastructure and fixed income. Headquartered in Toronto, with offices in Hong Kong, London, Mumbai, New York City, São Paulo and Sydney, CPP Investments is governed and managed independently of the Canada Pension Plan and at arm’s length from governments. At June 30, 2026, the Fund totaled C$863.6 billion. For more information, please visit www.cppinvestments.com or follow us on LinkedIn, Instagram or on X @CPPInvestments.

For further details, please contact:

Frank Switzer
T: + 1-416-523-8039 E: media@cppib.com

Forward-looking statements

Certain statements contained in this communication may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology such as “believe”, “hope”, “plan”, “intend”, “seek”, “may”, “will”, “could”, “should”, “would”, “expect”, “anticipate”, “estimate”, “continue”, “target” or other similar words. To the extent that any of the statements contained herein relating to QIAGEN N.V.’s (“QIAGEN”) products, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, acquisitions, collaborations, markets, strategy or operating results, including without limitation its expected net sales, net sales of particular products, net sales in particular geographies, adjusted net sales, expansion of adjusted operating income margin, returns to shareholders, progressive dividend payments, product portfolio management, product launches (including anticipated launches of QIAGEN’s sequencing solutions, testing platforms, panels and systems), leveraging AI technology, improvements in operating and financial leverage, currency movements against the U.S. dollar, plans for investment in QIAGEN’s portfolio and share repurchase commitments, QIAGEN’s expectations relating to QIAGEN’s adjusted tax rate, debt maturity and repayment, QIAGEN’s ability to grow adjusted earnings per share at a greater rate than sales, QIAGEN’s ability to improve operating efficiencies and maintain disciplined capital allocation, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. These include, but are not limited to, risks associated with QIAGEN’s dependence on the development and success of new products; management of growth and expansion of operations (including the effects of currency fluctuations, tariffs, tax laws, regulatory processes and supply chain dependencies); variability of operating results; integration of acquired businesses; changes in relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets and other factors, including delays or limits in the amount of reimbursement approvals or public health funding); QIAGEN’s ability to obtain and maintain product regulatory approvals; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect QIAGEN’s products from competitors’ products; market acceptance of new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, including inflation and changing interest rates, weather or transportation delays, natural disasters, cyber security breaches, political or public health crises and the resulting impact on the demand for QIAGEN’s products and other aspects of QIAGEN’s business, or other force majeure events; litigation risk, including patent litigation and product liability; debt service obligations; volatility in the public trading price of QIAGEN shares; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” in QIAGEN’s most recent Annual Report on Form 20-F. For further information, please refer to QIAGEN’s filings with the U.S. Securities and Exchange Commission (the “SEC”).

The forward-looking statements in this communication also include statements relating to the tender offer. Additional important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the proposed transaction not being timely completed, if completed at all; uncertainties as to the number of QIAGEN ordinary shares that will be tendered in the tender offer; the possibility that competing offers will be made; the possibility that the conditions to the tender offer may not be satisfied or waived; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the completion of the post-closing measures and implementation of the financing arrangements contemplated in connection with the tender offer; the receipt of, and any conditions associated with, any exemptive or other relief requested from the SEC in connection with the tender offer; regulatory approvals required for the transaction not being timely obtained, if obtained at all, or being obtained subject to conditions; prior to the completion of the transaction, QIAGEN’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities; difficulty retaining key employees; and the outcome of any legal proceedings related to the proposed transaction. The forward-looking statements contained in this communication speak only as of the date of this communication. Neither the Bidder, EQT Private Equity nor QIAGEN undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find it

The tender offer referenced herein has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of QIAGEN or any other securities, nor is it a substitute for the tender offer materials that the Bidder will file with the SEC and publish in Germany. The terms and conditions of the tender offer will be published in, and the offer to purchase ordinary shares of QIAGEN will be made only pursuant to, the Offer Document and related offer materials prepared by the Bidder and as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”). Once the necessary permission from BaFin has been obtained, the Offer Document and related offer materials will be published in Germany and also filed with the SEC in a tender offer statement on Schedule TO at the time the tender offer is commenced. QIAGEN intends to file a solicitation / recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer; in addition, QIAGEN will publish a document combining the recommendation statement pursuant to Section 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz - “WpÜG”) and the position statement pursuant to Section 18 and Annex G of the Dutch Decree on public offers (Besluit openbare biedingen Wft). The Offer Document for the tender offer (in German and in English) containing the detailed terms and conditions of, and other information relating to, the tender offer will, among other things, be published on the internet at www.eqt-offer.com.

Acceptance of the tender offer by shareholders that are resident outside Germany and outside of the United States may be subject to further legal requirements and/or restrictions. With respect to the acceptance of the tender offer outside Germany and outside of the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION / RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS THEY MAY BE AMENDED FROM TIME TO TIME, AS WELL AS QIAGEN’S RECOMMENDATION STATEMENT PURSUANT TO SECTION 27 WPÜG AND POSITION STATEMENT PURSUANT TO SECTION 18 AND ANNEX G OF THE DUTCH DECREE ON PUBLIC OFFERS (Besluit openbare biedingen Wft) WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF QIAGEN ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY, AND NOT THIS DOCUMENT, WILL GOVERN THE TERMS AND CONDITIONS OF THE TENDER OFFER, AND BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH PERSONS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES.

The tender offer materials, including the offer to purchase and the related letter of transmittal and certain other tender offer documents, and the solicitation/recommendation statement on Schedule 14D-9 (when they become available) and other documents filed with the SEC by the Bidder or QIAGEN, may be obtained free of charge at the SEC’s website at www.sec.gov or at the Bidder’s website at www.eqt-offer.com. In addition, the Bidder’s tender offer statement and other documents it will file with the SEC will be available at www.eqt-offer.com. Furthermore, copies of the Offer Document will also be available free of charge by contacting the information agent to be identified in the Offer Document.

Governing Law

The tender offer will be made and implemented under the laws of the Federal Republic of Germany, in particular the WpÜG, certain applicable provisions of the laws of the Netherlands and certain applicable provisions of the securities laws of the United States of America. Any agreement that is entered into as a result of accepting the tender offer will be exclusively governed by the laws of the Federal Republic of Germany and is to be interpreted in accordance with such laws.

Acquisition of Shares Outside the Tender Offer

Each of EQT Private Equity and the Bidder reserves the right, within the limits of applicable law and subject to any exemptive relief from the SEC, to directly or indirectly acquire shares in QIAGEN outside of the tender offer, whether on or off the stock exchange. Any such purchases or arrangements will be made outside the United States and in compliance with applicable law and subject to any exemptive relief from the SEC. To the extent such acquisitions occur, information about them, including the number of, and the price for, the acquired shares in QIAGEN will be published without undue delay, if and to the extent required under the applicable statutory provisions.

Information in respect of EQT XI

Any information in respect of the EQT XI fund (“EQT XI”) contained herein does not constitute an offer to sell, nor a solicitation of an offer to buy, any security, and may not be used or relied upon in connection with any offer or solicitation of EQT XI. Any offer or solicitation in respect of EQT XI will be made only through a confidential private placement memorandum and related documents which will be furnished to qualified investors on a confidential basis in accordance with applicable laws and regulations. Any securities of EQT XI referred to herein have not been and will not be registered under the Securities Act and may not be offered or sold without registration thereunder or pursuant to an available exemption therefrom. Any offering of securities of EQT XI to be made in the United States would have to be made by means of an offering document that would be obtainable from the issuer or its agents and would contain detailed information about the issuer of the securities and its management, as well as financial information. Any EQT XI securities may not be offered or sold in the United States absent registration or an exemption from registration.